Exhibit 5.2

UNDERTAKING OF THE COMPANY

The Company hereby undertakes that it will submit or has submitted the Boise Paper Holdings, L.L.C. Savings Plan and the Boise Paper Holdings, L.L.C. Retirement Savings Plan and any amendments thereto to the Internal Revenue Service (the “IRS”) in a timely manner and has made or will make all changes required by the IRS in order to qualify the Plans.